Exhibit 99.1

ReNew Announces Results for the Fourth Quarter

(Q4 FY23) and Fiscal 2023, both

ended March 31, 2023

June 6, 2023: ReNew Energy Global Plc (“ReNew” or “the Company”) (Nasdaq: RNW, RNWWW), a leading decarbonisation solutions company, today announced its consolidated IFRS results for Q4 FY23 and the fiscal year ended March 31, 2023.

Operating Highlights:

•
As of March 31, 2023, the Company’s portfolio consisted of 13.7 GWs, a 28.2% increase year on year, of which ~ 8.0 GWs are commissioned and 5.7 GWs are committed. 101 MW of Purchase Power Agreements (“PPAs”) were signed in the fourth fiscal quarter of 2023 and only ~1% of our total portfolio have Letters of Award that await PPA.
•
Total Income (or total revenue) for Q4 FY23 was INR 25,916 million (US$ 315 million), an increase of 47.1% over Q4 FY22. Adjusted EBITDA(2) for Q4 FY23 was INR 12,010 million (US$ 146 million), as against INR 12,787 million (US$ 156 million) in Q4 FY22. Net profit for Q4 FY23 was INR 74 million (US$ 1 million) compared to a net loss of INR 3,554 million (US$ 43 million) for Q4 FY22. Cash Flow to equity(2)(“CFe”) for Q4 was an outflow of INR 4,631 million (US$ 56 million), as compared to an outflow of INR 5,016 million (US$ 61 million) in Q4 FY22.
•
Total Income (or total revenue) for FY23 was INR 89,309 million (US$ 1,087 million), an increase of 29.1% over FY22. Adjusted EBITDA(2) for FY23 was INR 62,004 million (US$ 754 million), an increase of 12.4% over FY22. Net loss for FY23 was INR 5,029 million (US$ 61 million) compared to a net loss of INR 16,128 million (US$ 196 million) for FY22. Cash Flow to equity(2) (“CFe”) for FY23 was an inflow of INR 15,179 million (US$ 185 million), an increase of 17.8% over FY22.
•
Days Sales Outstanding (“DSO”) ended Q4 FY23 at 138 days, a 74-day improvement year on year.

Note: the translation of Indian rupees into U.S. dollars has been made at INR 82.19 to US$ 1.00. See note 1 for more information.

Key Operating Metrics

As of March 31, 2023, our total portfolio consisted of 13,700 MWs an increase of 28.2% year on year, and commissioned capacity was 7,981 MWs, an increase of 5.5% year on year of which 3,967 MWs were wind, 3,915 MWs were solar and 99 MWs were hydro. We commissioned 187 MWs of wind assets and 227 MWs of solar assets during FY23. We commissioned 46 MWs of wind assets and 170 MWs of solar assets during Q4 FY23.

Electricity Sold

Total electricity sold for FY23 was 17,129 million kWh, an increase of 22.2% over FY22. Total electricity sold in Q4 FY23 was 3,875 million kWh, an increase of 9.2% over Q4 FY22.

Electricity sold for FY23 from wind assets was 8,637 million kWh, an increase of 5.7% over FY22. Electricity sold for FY23 from solar assets was 8,075 million kWh, an increase of 43.6% over FY22. Electricity sold for FY23 from hydro assets was 417 million kWh, an increase of 79.7% over FY22. The hydro assets were acquired in August 2021.

Electricity sold in Q4 FY23 from wind assets was 1,698 million kWh, an increase of 13.9% over Q4 FY22. Electricity sold in Q4 FY23 from solar assets was 2,143 million kWh, an increase of 6.8% over Q4 FY22. Electricity sold in Q4 FY23 for hydro assets was 34 million kWh, a decrease of 33.0% over Q4 FY22.

Plant Load Factor

Our weighted average Plant Load Factor (“PLF”) for FY23 for wind assets was 25.5%, compared to 25.6% for FY22. The PLF for FY23 for solar assets was 24.8% compared to 23.0% for FY22.

Our weighted average Plant Load Factor (“PLF”) for Q4 FY23 for wind assets was 20.0%, compared to 18.3% for Q4 FY22. The PLF for Q4 FY23 for solar assets was 26.5% compared to 26.0% for Q4 FY22.

Average Selling Price

The average selling price for FY23 was INR 4.12 per unit, compared to INR 4.21 per unit for FY22. Further, the average selling price for Q4 FY23 was INR 4.06 per unit, compared to INR 4.17 per unit for Q4 FY22.

Total Income

Total Income for FY23 was INR 89,309 million (US$ 1,087 million), an increase of 29.1% over FY22. The increase in total income was primarily due to an increase in operating capacity and, late payment surcharges from customers partially offset by lower income from carbon credit sales. Total income includes finance income and fair value change in derivative instruments of INR 2,910 million (US$ 35 million) and change in the fair value of warrants of INR 1,356 million (US$ 17 million) for FY23.

Total Income for Q4 FY23 was INR 25,916 million (US$ 315 million), an increase of 47.1% over Q4 FY22. The increase in total income was primarily due to an increase in operating capacity. Total income includes finance income and fair value change in derivative instruments of INR 905 million (US$ 11 million).

Employee Benefit Expenses

Employee benefit expenses of FY23 were INR 4,413 million (US$ 54 million), a decrease of 2.0% over FY22. The decrease is primarily on account of the absence of listing related expenses in FY23 offset by an increase in headcount. Employee benefit expenses for Q4 FY23 were INR 1,178 million (US$ 14 million), an increase of 9.3% over Q4 FY22 primarily due to an increase in headcount.

Other Expenses

Other Expenses, which include Operating & Maintenance (O&M) as well as General & Administrative (G&A), for FY23 was INR 13,636 million (US$ 166 million), an increase of 37.4% over FY22. Other Expenses for Q4 FY23 were INR 5,291 million (US$ 64 million), an increase of 54.3% over Q4 FY22. The increase was primarily driven by capacity additions, higher travel cost post Covid, and a charge of INR 1,436 million (US$ 17 million) for liquidated damages and impairment of carbon credits.

Finance Costs and fair value change in derivative instruments

Finance costs and fair value change in derivative instruments for FY23 was INR 50,966 million (US$ 620 million), an increase of 22.2% over FY22. The increase in finance costs was primarily due to higher borrowing related to increased capacity as well as, non-cash mark to market adjustments of INR 6,816 million (US$ 83 million).

Finance costs and fair value change in derivative instruments for Q4 FY23 was INR 9,209 million (US$ 112 million), a decrease of 28.2% over Q4 FY22. The decrease in finance costs was primarily due to refinancing of debt at lower rates and lower non-cash mark to market adjustments for the quarter versus the same quarter in the prior year.

Net Profit/ Loss

The net loss of FY23 was INR 5,029 million (US$ 61 million) compared to a net loss of INR 16,128 million (US$ 196 million) for FY22. The net loss of FY22 included a one-time listing related expense of INR 10,512 Mn (US$ 128 million).

The net profit for Q4 FY23 was INR 74 million (US$ 1 million) compared to a net loss of INR 3,554 million (US$ 43 million) for Q4 FY22, with the improvement mostly due to higher total income and lower non-cash mark to market adjustments for the quarter.

Adjusted EBITDA

Adjusted EBITDA (Non-IFRS) of FY23 was INR 62,004 million (US$ 754 million), an increase of 12.4% over FY22. Adjusted EBITDA Q4 FY23 was INR 12,010 million (US$ 146 million), as compared to INR 12,787 million (US$ 156 million) in Q4 FY22. Further, pursuant to IFRIC 12 (Service Concession Arrangements) related to our investment in transmission, we have recognized Gross revenue of INR 7,549 million (US$ 92 million) and Adjusted EBITDA of INR 323 million (US$ 4 million) in Q4 FY23.

This is a non-IFRS measure. For more information, see “Use of Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

FY 24 Guidance

The Company expects to complete construction on between 1,750 to 2,250 MW’s by the end of Fiscal Year 2024.

The Company’s Adjusted EBITDA and Cash Flow to equity guidance for FY24 is subject to weather being similar to FY23.

Financial Year	Adjusted EBITDA	Adjusted EBITDA/share	Cash Flow to equity (CFe)	CFe/share
FY24	INR 60,000 – INR 66,000 million	INR 149 - INR 164	INR 6,000 – INR 8,000 million	INR 15 - INR 20

Cash Flow

Cash generated from operating activities of FY23 was INR 62,572 million (US$ 761 million), compared to INR 42,390 million (US$ 516 million) for FY22, an increase of 47.6% over FY22. Cash generated from operating activities for Q4 FY23 was INR 13,041 million (US$ 159 million), compared to INR 19,673 million (US$ 239 million) for Q4 FY22. The increase for the full year was primarily on account of higher total income and lower working capital due to improved collections. The decrease for Q4 FY23 was primarily due to an increase in expenses related to contracted assets reflecting the adoption of IFRIC 12.

Cash used in investing activities for FY23 was INR 71,978 million (US$ 876 million), compared to INR 124,747 million (US$ 1,518 million) for FY22. Cash used in investing activities for Q4 FY23 was INR 14,999 million (US$ 182 million), compared to INR 20,383 million (US$ 248 million) for Q4 FY22. Cash was used primarily towards capital expenditures on organic growth.

Cash generated in financing activities for FY23 was INR 19,113 million (US$ 233 million), compared to cash generated from financing activities of INR 90,038 million (US$ 1,095 million) for FY22. Cash generated in financing for Q4 FY23 was INR 32,599 million (US$ 397 million), compared to cash generated from financing activities of INR 14,198 million (US$ 173 million) in Q4 FY22. Cash was generated primarily from borrowings.

Capital Expenditure

During FY23, we commissioned 414 MWs of projects for which our capex was INR 24,523 million (US$ 298 million).

Liquidity Position

As of March 31, 2023, we had INR 77,022 million (US$ 937 million) of cash and bank balances. This included an aggregate of cash and cash equivalents of INR 38,182 million (US$ 465 million) as per the cash flow statement and INR 38,840 million (US$ 473 million) as bank balances other than cash and cash equivalents.

Debt

Gross debt on March 31, 2023 was INR 530,852 million (US$ 6,459 million).

Receivables

Total receivables, as on March 31, 2023, was INR 30,659 million (US$ 373 million) of which INR 4,016 million (US$ 49 million) was unbilled and others. The day sales outstanding was 138 as on March 31, 2023, as compared to 212 as on March 31, 2022, an improvement of 74 days year on year. Andhra Pradesh Discom (Distribution Companies being our customers) had total receivables of INR 11,428 million (US$ 139 million) as of March 31, 2023 compared to INR 17,679 million (US$ 215 million) as of March 31, 2022.

Other Updates

On May 31 2023, ReNew entered into a partnership with PETRONAS’ clean energy subsidiary Gentari, where Gentari will purchase a 49% equity stake in ReNew’s 403 MW Peak Power project. As part of the partnership ReNew will invest approximately INR 3,130 million (~USD 38 million) for its 51% stake in the project and through its affiliates, will undertake EPC, O&M, and project management for the project.

The Peak Power project has a 25-year Power Purchase Agreement (“PPA”) with Solar Energy Corporation of India (“SECI”), an Indian central government-owned entity with a AAA rating by ICRA, for supplying electricity at a peak tariff of INR 6.85/kWh (~USD 8.3¢) and an off-peak tariff of INR 2.88/kWh (~USD 3.5¢).

Use of Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non- IFRS financial measure. We present Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as Profit/(loss) for the period plus (a) current and deferred tax, (b) finance costs and FV changes on derivative instruments, (c) change in fair value of warrants (if recorded as expense) (d) depreciation and amortisation, (e) listing expenses, (f) share based payment and other expense related to listing less (g) share in profit/(loss) of jointly controlled entities (h) finance income and FV change in derivative instruments, (I) change in fair value of warrants (if recorded as income). We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability on a like to like basis between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expenses can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations include:

•
it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•
it does not reflect changes in, or cash requirements for, working capital;
•
it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•
it does not reflect payments made or future requirements for income taxes; and
•
although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net loss to Adjusted EBITDA towards the end of this earnings release.

Cash Flow to Equity (CFe)

CFe is a Non-IFRS financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define CFe as Adjusted EBITDA add non-cash expense and finance income and fair value change in derivative, less interest expense paid, tax paid/(refund) and normalized loan repayments. Normalized loan repayments are repayment of scheduled payments as per the loan agreement. Adhoc payments and refinancing (including planned arrangements/ borrowings in previous periods) are not included in normalized loan repayments. The definition also excludes changes in net working capital and investing activities.

We believe IFRS metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long-term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We believe that external consumers of our financial statements, including investors and research analysts, use CFe both to assess ReNew Power’s performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analysing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not our cash from operations on a consolidated basis. We believe Cfe supplements IFRS results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using IFRS results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under IFRS.

Webcast and Conference Call Information

A conference call has been scheduled to discuss the earnings results at 8:30 AM ET (6:00 PM IST) on June 7, 2023. The conference call can be accessed live at https://edge.media-server.com/mmc/p/c752t5oc or by phone (toll-free) by dialing:

US/ Canada: (+1) 855 881 1339
France: (+33) 0800 981 498
Germany: (+49) 0800 182 7617
Hong Kong: (+852) 800 966 806
India: (+91) 0008 0010 08443
Japan: (+81) 005 3116 1281
Singapore: (+65) 800 101 2785
Sweden: (+46) 020 791 959
UK: (+44) 0800 051 8245
Rest of the world: (+61) 7 3145 4010 (toll)

An audio replay will be available following the call on our investor relations website at https://investor.renew.com/news-events/events

Notes:

(1)
This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 82.19 to US$ 1.00, which was the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2023. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.
(2)
The financial statements in this press release are not the Company’s statutory accounts as defined in section 434 of the UK Companies Act 2006. Statutory accounts for the Company’s financial year ended March 31, 2023 have not yet been delivered to the Registrar of Companies for England and Wales. Statutory accounts for the Company’s financial year ended March 31, 2022 have been delivered to the Registrar in accordance with section 441 of the Companies Act 2006 and an auditor’s report has been made on them and was unqualified, did not include any reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report, and contained no statement under section 498(2) or (3) of the Companies Act 2006.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding our future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long-term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; our limited operating history, particularly as a relatively new public company; our ability to attract and retain relationships with third parties, including solar partners; our ability to meet the covenants in our debt facilities; meteorological conditions; issues related to the COVID-19 pandemic; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that our Company has filed or furnished with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where we have received a letter of award. There is no assurance that we will be able to sign a PPA even though we have received a letter of award. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

About ReNew

Unless the context otherwise requires, all references in this press release to “we,” “us,” or “our” refers to ReNew and its subsidiaries.

ReNew is a leading decarbonisation solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew's clean energy portfolio of ~13.7 GWs on a gross basis as of March 31, 2023, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalisation, storage, and carbon markets that increasingly are integral to addressing climate change. For more information, visit renew.com and follow us on LinkedIn, Facebook and Twitter.

Press Enquiries

Shilpa Narani
Shilpa.narani@renew.com
+ 91 9999384233

Investor Enquiries

Nathan Judge

Nitin Vaid

ir@renew.com

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions)

	As at March 31,	As at March 31,
	2022	2023	2023
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Assets
Non-current assets
Property, plant and equipment	437,593	533,842	6,495
Intangible assets	39,724	38,595	470
Right of use assets	7,495	10,618	129
Investment in jointly controlled entities	—	3,007	37
Financial assets
Investments	—	466	6
Derivative instruments	—	4,216	51
Trade receivables	1,006	9,686	118
Loans	164	356	4
Others	3,254	1,901	23
Deferred tax assets (net)	1,062	4,708	57
Prepayments	875	1,018	12
Non-current tax assets (net)	4,877	7,207	88
Contract assets	—	7,139	87
Other non-current assets	10,081	13,592	165
Total non-current assets	506,131	636,351	7,742
Current assets
Inventories	815	1,194	15
Financial assets
Investments	—	460	6
Derivative instruments	3,593	2,120	26
Trade receivables	44,819	20,973	255
Cash and cash equivalents	28,379	38,182	465
Bank balances other than cash and cash equivalents	50,741	37,837	460
Loans	623	54	1
Others	2,178	4,094	50
Prepayments	970	1,311	16
Contract assets	—	572	7
Other current assets	3,001	4,902	60
	135,119	111,699	1,359
Assets held for sale	93	64	1
Total current assets	135,212	111,763	1,360
Total assets	641,343	748,114	9,102
Equity and liabilities
Equity
Issued capital	4,808	4,808	58
Share premium	154,051	154,136	1,875
Hedge reserve	(1,328)	(618)	(8)
Share based payment reserve	3,444	5,886	72
Retained losses	(38,420)	(53,622)	(652)
Other components of equity	(4,116)	(3,789)	(46)
Equity attributable to equity holders of the parent	118,439	106,801	1,299
Non-controlling interests	7,934	12,942	157
Total equity	126,373	119,743	1,457
Non-current liabilities
Financial liabilities
Interest-bearing loans and borrowings	373,729	467,738	5,691
Lease liabilities	2,999	5,471	67
Derivative instruments	—	521	6
Liability for put options with non-controlling interest	8,636	4,422	54
Others	2,087	1,735	21
Deferred government grant	214	203	2
Employee benefit liabilities	169	207	3
Provisions	13,384	16,859	205
Deferred tax liabilities (net)	12,468	15,367	187
Other non-current liabilities	5	3	0
Total non-current liabilities	413,691	512,526	6,236

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions)

	As at March 31,	As at March 31,
	2022	2023	2023
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Current liabilities
Financial liabilities
Interest-bearing loans and borrowings	14,485	42,523	517
Lease liabilities	455	698	8
Trade payables	5,609	5,394	66
Liability for put options with non-controlling interests	910	987	12
Derivative instruments	4,209	1,654	20
Others (includes current maturities of long term interest-bearing loans and borrowings)	71,636	58,239	709
Deferred government grant	11	11	0
Employee benefit liabilities	179	271	3
Other current liabilities	3,281	4,410	54
Current tax liabilities (net)	504	1,658	20
	101,279	115,845	1,409
Liabilities directly associated with the assets held for sale	—	—	—
Total current liabilities	101,279	115,845	1,409
Total liabilities	514,970	628,371	7,645
Total equity and liabilities	641,343	748,114	9,102

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(INR and US$ amounts in millions, except share and par value data)

	For the three months ended March 31,			For the year ended March 31,
	2022	2023	2023	2022	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Income
Revenue	14,946	23,319	284	59,349	78,223	952
Other operating income	466	133	2	2,694	1,105	13
Late payment surcharge from customers	—	37	0	—	1,134	14
Finance income and fair value change in derivative instruments	679	905	11	2,013	2,910	35
Other income	1,524	1,522	19	5,139	4,581	56
Change in fair value of warrants	—	—	—	—	1,356	17
Total income	17,615	25,916	315	69,195	89,309	1,087
Expenses
Raw materials and consumables used	132	6,910	84	324	6,956	85
Employee benefits expense	1,078	1,178	14	4,501	4,413	54
Depreciation and amortisation	3,733	4,042	49	13,764	15,901	193
Other expenses	3,430	5,291	64	9,925	13,636	166
Finance costs and fair value change in derivative instruments	12,820	9,209	112	41,712	50,966	620
Change in fair value of warrants	263	100	1	690	—	—
Listing and related expenses	—	—	—	10,512	—	—
Total expenses	21,456	26,730	325	81,428	91,872	1,118
Loss before share of profit of jointly controlled entities and tax	(3,841)	(814)	(10)	(12,233)	(2,563)	(31)
Share in loss of jointly controlled entities	—	93	1	—	93	1
Loss before tax	(3,841)	(721)	(9)	(12,233)	(2,470)	(30)
Income tax expense
Current tax	(468)	(137)	(2)	1,167	955	12
Deferred tax	250	(669)	(8)	2,797	1,593	19
Adjustment of current tax relating to earlier years	(69)	11	0	(69)	11	0
(Loss) / profit for the period	(3,554)	74	1	(16,128)	(5,029)	(61)
Weighted average number of equity shares in calculating basic and diluted EPS	400,391,525	376,846,553	376,846,553	369,650,313	382,746,025	382,746,025
(Loss) / earning per share
Basic and diluted (loss) / earning attributable to ordinary equity holders of the Parent (in INR)	(8.76)	0.30	0.00	(40.82)	(12.32)	(0.15)

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	For the three months ended March 31,			For the year ended March 31,
	2022	2023	2023	2022	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Cash flows from operating activities
Loss before tax	(3,841)	(721)	(9)	(12,233)	(2,470)	(30)
Adjustments to reconcile loss before tax to net cash flows:
Finance costs	12,547	8,888	108	41,088	50,098	610
Depreciation and amortisation	3,733	4,042	49	13,764	15,901	193
Change in fair value of warrants	263	100	1	690	(1,356)	(17)
Provision for operation and maintenance equalisation	(545)	(80)	(1)	(574)	(619)	(8)
Share based payments	475	378	5	2,410	1,966	24
Listing and related expenses	—	—	—	7,617	—	—
Interest income	(778)	(912)	(11)	(2,013)	(2,771)	(34)
Others	(43)	788	10	48	1,135	14
Working capital adjustments:
(Increase) / decrease in trade receivables	4,913	8,098	99	(9,732)	14,483	176
(Increase) / decrease in inventories	525	(762)	(9)	(59)	(1,040)	(13)
(Increase) / decrease in other current financial assets	43	(337)	(4)	(29)	(932)	(11)
(Increase) / decrease in other non-current financial assets	1,898	(28)	(0)	1,921	(125)	(2)
(Increase) / decrease in other current assets	(529)	(19)	—	(476)	(2,124)	(26)
(Increase) / decrease in other non-current assets	150	54	1	106	(363)	(4)
(Increase) / decrease in prepayments	(1)	(56)	(1)	(532)	(485)	(6)
(Increase) / decrease in contract assets	—	(7,557)	(92)	—	(7,557)	(92)
Increase / (decrease) in other current financial liabilities	43	—	—	15	(42)	(1)
Increase / (decrease) in other current liabilities	2,904	3,966	48	1,401	1,129	14
Increase / (decrease) in other non-current liabilities	(7)	0	0	6	(2)	(0)
Increase / (decrease) in contract liabilities	(166)	—	—	(109)	—	—
Increase / (decrease) in trade payables	519	(1,346)	(16)	2,241	(216)	(3)
Increase / (decrease) in employee benefit liabilities	(19)	48	1	(73)	104	1
Cash generated from operations	22,083	14,544	177	45,477	64,714	787
Income tax paid (net)	(2,410)	(1,503)	(18)	(3,087)	(2,142)	(26)
Net cash generated from operating activities (a)	19,673	13,041	159	42,390	62,572	761
Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets	(17,800)	(20,989)	(255)	(89,830)	(83,364)	(1,014)
Sale of property, plant and equipment	20	18	0	134	56	1
(Investments) / redemption in deposits having residual maturity more than 3 months and mutual funds (net)	(8,346)	5,931	72	(24,770)	12,758	155
Deferred consideration received during the period	—	—	—	—	19	0
Disposal of subsidiary, net of cash disposed	4,765	—	—	4,765	—	—
Acquisition of subsidiaries, net of cash acquired	—	—	—	(15,929)	(90)	(1)
Purchase consideration paid	—	—	—	—	(30)	(0)
Government grant received	—	—	—	74	—	—
Proceeds from interest received	978	192	2	1,759	2,092	25
Contribution to investment funds	—	(96)	(1)	—	(449)	(5)
Loans given	—	(55)	(1)	(950)	(55)	(1)
Investment in jointly controlled entities	—	—	—	—	(2,915)	(35)
Net cash used in investing activities (b)	(20,383)	(14,999)	(182)	(124,747)	(71,978)	(876)
Cash flows from financing activities
Capital transaction involving issue of shares (net of transaction cost)	—	—	—	67,978	—	—
Distribution / cash paid to RPPL’s equity holders	—	—	—	(19,609)	—	—
Shares bought back, held as treasury stock	(1,315)	(3,218)	(39)	(1,315)	(13,276)	(162)
Shares issued during the period	21	—	—	21	14	0
Acquisition of interest by non-controlling interest in subsidiaries	379	—	—	1,450	—	—
Payment for acquisition of interest from non-controlling interest	4	—	—	(737)	(37)	(0)
Put options exercised during the period	—	—	—	—	(980)	(12)
Payment of lease liabilities (including payment of interest expense)	(101)	(164)	(2)	(295)	(534)	(6)
Payment made for repurchase of vested stock options	—	—	—	(610)	—	—
Proceeds from shares and compulsory convertible debentures issued by subsidiaries	—	1,110	14	—	17,758	216
Proceeds from long term interest-bearing loans and borrowings	74,755	56,990	693	192,905	153,602	1,869
Repayment of long term interest-bearing loans and borrowings	(29,592)	(19,856)	(242)	(109,513)	(122,466)	(1,490)
Proceeds from short term interest-bearing loans and borrowings	29,745	32,049	390	98,044	92,970	1,131
Repayment of short term interest-bearing loans and borrowings	(46,283)	(19,629)	(239)	(103,728)	(65,195)	(793)
Interest paid (including settlement gain / loss on derivative instruments)	(13,415)	(14,683)	(179)	(34,553)	(42,743)	(520)
Net cash generated from / (used in) financing activities (c)	14,198	32,599	397	90,038	19,113	233
Net decrease in cash and cash equivalents (a) + (b) + (c)	13,488	30,641	373	7,681	9,707	118
Cash and cash equivalents at the beginning of the period	14,872	7,550	92	20,679	28,379	345
Effects of exchange rate changes on cash and cash equivalents	19	(9)	(0)	19	96	1
Cash and cash equivalents at the end of the period	28,379	38,182	465	28,379	38,182	465
Components of cash and cash equivalents
Cash and cheque on hand	0	1	0	0	1	0
Balances with banks:
- On current accounts	27,359	14,500	176	27,359	14,500	176
- Deposits with original maturity of less than 3 months	1,020	23,681	288	1,020	23,681	288
Total cash and cash equivalents	28,379	38,182	465	28,379	38,182	465

RENEW ENERGY GLOBAL PLC

Unaudited NON-IFRS metrices

(INR and US$ amounts in millions)

Reconciliation of Net Loss to Adjusted EBITDA for the periods indicated:

	For the three months ended March 31,			For the year ended March 31,
	2022	2023	2023	2022	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
(Loss)/ profit for the period	(3,555)	74	1	(16,128)	(5,029)	(61)
Less: Finance income and fair value change in derivative instruments	(679)	(905)	(11)	(2,013)	(2,910)	(35)
Less: Share in profit of jointly controlled entities	-	(93)	(1)	-	(93)	(1)
Add: Depreciation and amortisation	3,733	4,042	49	13,764	15,901	193
Add: Finance costs and fair value change in derivative instruments	12,820	9,209	112	41,712	50,966	620
Add / (less): Change in fair value of warrants	263	100	(1)	690	(1,356)	(17)
Add: Listing and related expenses	-	-	-	10,512	-	-
Add: Income tax expense	(287)	(795)	(10)	3,895	2,559	31
Add: Share based payment expense and others related to listing	492	378	5	2,712	1,966	24
Adjusted EBITDA	12,787	12,010	146	55,144	62,004	754

CASH FLOWS TO EQUITY (CFe):

	For the three months ended March 31,			For the year ended March 31,
	2022	2023	2023	2022	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Adjusted EBITDA	12,787	12,010	146	55,144	62,004	754
Add: Finance income and fair value change in derivative instruments	679	905	11	2,013	2,910	35
Less: Interest paid in cash	(13,415)	(13,116)	(160)	(34,553)	(38,306)	(466)
Less: Tax paid	(2,410)	(1,503)	(18)	(3,087)	(2,142)	(26)
Less: Normalised loan repayment	(2,325)	(3,595)	(44)	(5,717)	(9,865)	(120)
Less: Share based payments expense (cash-settled) and others	-	-	-	(940)	-	-
Less: Other non-cash items	(332)	668	8	27	578	7
Total CFe	(5,016)	(4,631)	(56)	12,888	15,179	185